October 9, 2008

VIA EDGAR Correspondence

Ms. Sheila Stout, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	iShares Trust

(Securities Act File No. 333-92935; and

Investment Company Act File No. 811-09729)

Dear Ms. Stout:

This letter is in response to comments provided by the staff of the Securities and Exchange Commission (the “SEC”) with respect to certain filings made by iShares Trust, a Delaware business trust (the “Trust”), on behalf of certain of its series (each, a “Fund” and collectively, the “Funds”). The comments were provided by you in a telephone conversation on August 28, 2008. For your convenience, your comments are set out below in italicized text and each comment is followed by our response.

Comments:

1.	Fidelity Bond.

The staff noted that fidelity bond filings are now required to be submitted electronically. The staff requested that the Trust confirm that, in accordance with Rule 17g-1(g)(B)(ii), a copy of the resolution adopted by a majority of the Trust’s independent trustees approving the amount, type and form of coverage was filed with the SEC for the current period (after June 30, 2008).

Response: The filing has been made. We invite your attention to the Trust’s amended Fidelity Bond Filing (Form 40-17G), filed electronically with the SEC on September 9, 2008. The filing was delayed pending receipt of the executed fidelity bond from the Funds’ insurance carrier.

2.	iShares Website - Return of Capital Distributions.

The staff noted that, for several of the Funds, the Fund’s financial statements or Financial Highlights indicate that there had been a distribution that included a Return of Capital,

whereas the iShares website did not indicate that there had been such a distribution. The staff asked that the Trust explain this apparent discrepancy. The Staff also asked that the Trust confirm that, for any Return of Capital Distributions, the written statements required by Rule 19a-1 were provided.

Response: Each Fund’s financial statements in its annual report and its Financial Highlights disclose the character of the Fund’s distributions (i.e., net income, realized gains or return of capital) as of the end of the Fund’s fiscal year. Each Fund also determines the character of its distributions as of the calendar year-end for the purpose of providing tax reporting information to shareholders on Form 1099-DIV. The website reflects calendar year information that was sent to shareholders on Form 1099-DIV, which may differ from the fiscal year-end information reported in financial statements and Financial Highlights. Written statements required by Rule 19a-1 were provided to record shareholders.

3.	Sub-prime Issues.

The staff suggested that if any of the Funds were affected by the recent sub-prime market issues, such Funds should disclose any valuation issues (including net asset value or performance issues) experienced with respect to such issues or defaulting securities held by the Funds. The staff asked that the Trust confirm whether any of the Funds were affected by the sub-prime market issues and to disclose any of the issues discussed above going forward.

Response: The Funds were not affected by sub-prime market or defaulting securities issues with respect to any valuation, net asset value calculation, or performance issues.

4.	iBoxx $ High Yield Corporate Bond Fund and JPMorgan USD Emerging Markets Bond Fund.

The staff noted that, for the two above referenced Funds, several portfolio holdings of the Funds had current values significantly lower than the principal value of the holding. The staff asked for more information to be provided in these cases, whether it is due the nature of the holdings of these funds or whether it is due to defaulting or non-performing securities. The staff asked that the Trust add a note to the portfolio holdings explaining the significant differences in value versus principal.

Response: The differences between the values and the principal amounts in both Funds were due to the nature of the holdings of these Funds. None of the holdings as of the end of the reporting period were in default or non-performing. Because the differences are due to the nature of the holdings, we are of the view that an explanatory note is not required under these circumstances. We will consider adding a note in the future.

5.	Schedule of Investments.

The staff noted that certain funds held preferred stocks. The staff requested the inclusion of the stocks’ applicable distribution rates in Semi-Annual and Annual Reports, as previously requested in staff comments dated April 12, 2007.

Response: The requested disclosure was included in the Funds’ shareholder reports, as previously requested by the Staff. Applicable yields or dividend rates were disclosed for all US preferred stocks held by a Fund at the end of the reporting period. With regard to non-US preferred stocks, a yield/dividend rate was disclosed to the extent such information was available at that time.

6.	Fees and Expenses.

The staff asked that the Funds consider, to the extent that a Fund invests in other investment companies, adding disclosure to the applicable Fund’s Financial Highlights regarding whether such Fund proportionately shares the expenses of the underlying funds it invests in.

Response: The Funds will consider the staff’s suggested additional disclosure.

7.	Fee Waivers.

The staff asked whether any of the Funds had fee recapture provisions in their fee waiver arrangements. The staff asked that the Trust include the terms of the recapture if applicable.

Response: There are no fee recapture provisions in any fee waiver arrangements.

8.	Annual Report - Note 2 - Agreements and Other Transactions With Affiliates.

With respect to the list of exceptions from the expenses paid out of the advisory fees, the staff asked whether dividends from short sales were excepted and suggested adding disclosure to the fee table to reflect any significant dividends from short sales.

Response: Dividend expenses due to positions sold short are not included in the types of Fund operating expenses that are paid by BGFA under the Funds’ respective Investment Advisory Agreements. Historically, the Funds have rarely incurred such expenses and the amounts have not been material.

9.	Annual Report - Note 1 - Security Valuation.

With respect to the statement that the Funds may use a pricing service’s valuation matrix as a market valuation, the staff suggested that the Trust consider adding disclosure of the primary factors applied in such a valuation matrix.

Response: Beginning with Annual and Semi-Annual Reports dated after August 31, 2008, disclosure will be added regarding primary factors to the extent applicable.

10.	Annual Report - Tax Notes.

The staff suggested that the Funds, in the case that tax adjustments have occurred, consider adding the amounts of any such tax adjustment.

Response: We are of the view that such disclosure is not required of the Funds; however, we will consider the suggestion in the future.

*        *        *

Should you have any questions or comments concerning the responses to your comments, please do not hesitate to contact me at 415-402-4663.

Sincerely,

/s/ Jack Gee
Jack Gee
Assistant Treasurer